APIFINY PRIME INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70404

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __4/21/21_____ AND ENDING ____12/31/21_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Apifiny Prime Inc_____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1675 Broadway, 18th Floor, _____
                                              (No. and Street)

_____New York_____NY_____10019_____
              (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Haohan Xu_____973-610-2699_____hoahan@apifiny.com_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___UHY, LLP_____
                     (Name – if individual, state last, first, and middle name)

___1185 6th Avenue, 38th Floor_____New York_____NY_____10036_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicab

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, ___Hoahan Xu_______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Apifiny Prime, Inc.____, as of ___December 31__________________, 2_021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KETEVAN BADURASHVILI
Notary Public - State of New York
NO. 01BA6389160
Qualified in Kings County
My Commission Expires Mar 18, 2023

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in 210.1-02 of Regulation S-X).
(d) Statement of cash flows.
(e) Statement of changes in stockholders or partners or sole proprietor s equity.
(f) Statement of changes in liabilities subordinated to claims of creditors.
(g) Notes to consolidated financial statements.
(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
(i) Computation of tangible net worth under 17 CFR 240.18a-2.
(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
(l) Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.
(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(t) Independent public accountant s report based on an examination of the statement of financial condition.
(u) Independent public accountant s report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
(v) Independent public accountant s report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(w) Independent public accountant s report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
(z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

APIFINY PRIME INC.

CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Apifiny Prime Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apifiny Prime Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Apifiny Prime Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Apifiny Prime Inc.'s management. Our responsibility is to express an opinion on Apifiny Prime Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Apifiny Prime Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Apifiny Prime Inc.'s auditor since 2021.

Albany, New York
March 30, 2022, except for Note 1 as to which the date is April 11, 2022

<p style="text-align:center">**APIFINY PRIME INC.**
Statement of Financial Condition
December 31, 2021</p>

<p style="text-align:center">**Assets**</p>

Current assets:		
Cash	$	248,528
Prepaid expenses		15,375
Total assets	$	263,903

<p style="text-align:center">**Liabilities and Shareholder's Equity**</p>

Liabilities

Current liabilities:		
Accounts payable and accrued expenses	$	2,000
Due to parent		48,686
Total liabilities		50,686

Commitments and contingencies (Note 3)

Shareholder's equity

Common stock, $0.0001 par value; authorized			
1,000,000 shares; issued and outstanding	$	100	
Paid in Capital		298,885	
Accumulated deficit		(85,768)	
Total shareholder's equity			213,217
Total liabilities and shareholder's equity		$	263,903

<p style="text-align:center">The accompanying notes are integral part of these financial statements</p>

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Apifiny Prime Inc. (the "Company or Apifiny") was organized in the State of Delaware on on December 14, 2018. In April 2021, the Company became a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Apifiny Group Inc ("the Parent").

The Company limits its business activities exclusively to private placement of securities. The Company did not begin its principal operations during 2021.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")

The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were not in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 3: INCOME TAXES

The Company is recognized as an "S" Corporation by the Internal Revenue Service. The Company's income or loss is reportable by the Parent on its tax return.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2021 management has determined that there are no material uncertain income tax positions.

NOTE 4: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: RELATED PARTIES

The Company has an administrative service agreement with the Parent. Under this agreement, the Parent provides rent and administrative services to the Company. These financial statements include expenses amounting to $31,866 and a payable to the Parent of $48,686 related to this agreement.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $197,482 which was $191,506 in excess of its required net capital of $6,336; and the Company's ratio of aggregate indebtedness of $50,686 to net capital was 0.26 to 1.

NOTE 7: SECURITIES AND EXCHANGE COMMISSION FOOTNOTE 74 EXEMPTION STATUS

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities.

NOTE 8: RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern." In early March, the COVID-19 virus was declared a global pandemic, and it unfortunately continues to spread rapidly. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.